Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On November 22, 2011, Exelon sent the following communication to its employees regarding the merger integration process.

Exelon-Constellation Merger

Frequently Asked Questions

November 22, 2011

General

1.	Q: I received a letter in the mail from Constellation Energy trying to get us to switch energy suppliers. I want to stay loyal to ComEd so I’m not sure how this will affect our jobs and interests. If I switch will I hurt ComEd?

A: Switching electricity suppliers is neutral for ComEd; our utilities are financially indifferent to their customers’ choice of energy supplier. Since ComEd and PECO pass through the cost of electricity without any mark-up, supporting customer choice does not create any economic conflict for the company.

2.	Q: As more information regarding relocation of employees from Kennett Square to Baltimore is rolled out, has any thought been given to provide alternatives to relocation? For example, for those close to commuter rail transit, could opportunities to offset higher commute costs be considered in lieu of relocation?

A: Currently, neither company has a policy to address exactly this type of scenario (other than mileage reimbursement and pre-tax public transportation programs), and while no decisions have been made about an alternative for relocation, it is a topic we’re exploring to see how it might work. We know this is a priority issue, especially for our Power Team employees, and we will communicate a decision as soon as possible.

3.	Q: While this is great for Maryland and Kennett Square as far as employment opportunities, how will the impact of Nuclear positions being moved from the Midwest affect employees in Illinois? Will Midwest employees get the opportunity to transfer or be considered for an employment opportunity within the company?

A: As part of our Nuclear headquarters relocation planning, we are working to ensure that that we maintain cross-functional strengths and departmental balance at both Cantera and Kennett Square while doing our utmost to minimize the impact on affected employees.

More specifically, we’re targeting to move 100 positions from Cantera to Kennett Square by the end of 2013. We will make every effort to fill as many of these open positions at our Kennett offices as possible to limit the amount of actual relocation. This is intended to help both employees and the business.

4.	Q: What departments will have a presence in Baltimore other than Power Team? Any groups from Power or Nuclear?

A: In addition to Power Team’s move to Baltimore, the combined company’s Renewables Development business will be headquartered in Baltimore. Additionally, certain corporate functions supporting the Baltimore based businesses will also have a presence there.

5.	Q. Are employees going to get $3 per share like we got when we merged with PECO?

A: No. The merger agreement calls for Exelon to provide 0.93 Exelon shares for each share of Constellation stock, with fractional Constellation shares payable in cash. In addition, assuming Exelon continues its current dividend policy, this will result in an increase in the dividend per share received by Constellation stockholders as compared to the dividend received under Constellations’ current dividend policy.

Integration

1.	Q: When will you be announcing the rest of the senior leadership team?

A: We are working through the final details of our staffing and selection process, and the next two layers to be announced are those who will report to the executives already tapped to report to President and CEO Chris Crane, followed by all remaining executives. We will announce more details on this process as soon as they are finalized.

HR/Benefits/Relocation

1.	Q: Will there be new positions created in the Maryland area?

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A: Yes, that is our expectation. Over time, as the businesses being headquartered in Baltimore are viewed as the growth engine of the combined Exelon-Constellation, we expect the jobs impact will be increasingly positive over the long term.

2.	Q: What effect will the merger have on employee pay, benefits and retirement?

A: Benefits: Both Constellation and Exelon employees are enrolling in their respective 2012 benefit plans now. We do not anticipate the merger will impact benefits in 2012. Beginning with the Design Phase, we have started the process of reviewing benefits for the combined company to ensure we continue to offer competitive total rewards. We expect this process to take several months and you can expect more information on 2013 plans for the combined company later next year.

Compensation: Employees in ComEd, PECO and BGE, as well as in Exelon Nuclear and CENG, are excluded from the staffing and selection process and will not see changes to their compensation due to the merger. While details on the staffing and selection process are forthcoming, compensation for employees in other parts of the combined company will – in most cases – be communicated as follows:

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Exelon employees will receive “offer sheets” detailing their compensation only if their compensation changes as a result of the staffing and selection process. Employees who are affirmed in their current positions and compensation level will receive verbal confirmation.

•	Constellation employees who are continuing with the new company and are part of the staffing and selection process will receive an offer sheet detailing their new compensation.

3.	Q: I’ve read that the Constellation nuclear plants are owned by a different entity (CENG). After the merger is complete will the available positions at the CENG plants be open to Exelon Nuclear employees?

A: As a joint venture, CENG is operated as a separate legal entity and will remain so upon close. Whether and how Exelon Nuclear employees might transfer to a CENG facility will be evaluated after the close of the merger.

4.	Q. If an employee moves from an Exelon Nuclear plant to a CENG facility, is that considered a move within the same company for benefits and pension purposes?

A: The CENG joint venture is a separate legal entity that sponsors its own benefits and pensions. An employee who moved to CENG would participate in CENG’s plans. Constellation has established a policy for transfers between Constellation and CENG. At this time, no policy has been established for transfers between Exelon and CENG.

5.	Q: Is the pension fund for Exelon going to merge with Constellation’s? Is the current pension fund a factor in the merger being approved?

A: Exelon manages its pension plan investments collectively to reduce complexity and cost, but the assets from each pension plan remain legally separate and can only be used to pay benefits under that particular plan. It is likely that we will apply Exelon’s investment management approach to the Constellation pension assets. Pension funding is not expected to be a factor in the merger being approved.

6.	Q: Will the option to open up the pension plan be offered again as it was with the PECO/ ComEd merger?

A: There are no plans to offer another pension choice election. The opportunity given to most employees to choose between the Exelon Corporation Cash Balance Pension Plan and the traditional pension plan was intended as a one-time election.

7.	Q: Is the Exelon pension funded at 100 percent?

A: Exelon has taken a number of steps in the last couple of years to strengthen our pension plans, including a $2.1 billion contribution early in 2011 that reduces the size of future required pension fund contributions and improved our pension funding status to an 83 percent level as of Sept. 30, 2011. In addition to this cash infusion, our Investment Office has made significant changes to our pension fund portfolio to reduce risk and volatility, and ensure that we can and will meet our obligations.

8.	Q: If I worked six years at Constellation immediately prior to coming to Exelon, will my vacation accrued go up by those six years once we merge?

A: At this time, we have not made a decision on combining years of service.

Nuclear

1.	Q: Will the merger promote the possible generation of another nuclear unit at Calvert Cliffs in Maryland?

A: While a new nuclear unit is technically possible and Exelon believes nuclear energy must be part of the clean energy mix, the economics right now do not favor new nuclear construction. With nearly flat electricity demand and an abundance of domestic natural gas resources, power prices are expected to remain low for some time. When new generation is needed, the most economic addition to our generation profile is combined-cycle natural gas. For more information on Exelon’s views regarding future generation, please see our 2011 Exelon 2020 update, available on the Exelon website – www.ExelonCorp.com.

2.	How will acquiring Constellation’s interest in CENG affect business profits and growth within Exelon?

A: We evaluated the future financial impact of combining Constellation Energy, which includes its joint venture interest in CENG, with Exelon, and the combination will create value for both companies’ investors. The combination is expected to be cash flow accretive starting in 2012 and more than 5 percent earnings-per-share accretive in 2013.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.